UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
**Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

For the monthly distribution period from <u>November 1, 2007 to November 30, 2007</u>

Commission File Number of issuing entity: <u>333-140610-17</u>

RALI Series 2007-QS10 Trust
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-140610

Residential Accredit Loans, Inc.
(Exact name of depositor as specified in its charter)

Residential Funding Company, LLC
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Company, LLC, as Master Servicer	
8400 Normandale Lake Boulevard	55437
Minneapolis, Minnesota 55437	(Zip Code)
(Address of principal executive offices of issuing entity)	

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2007-QS10, in the classes specified herein	[___]	[___]	[X]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No ___

<center>**PART I – DISTRIBUTION INFORMATION**</center>

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2007-QS10 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated August 30, 2007, and related Prospectus dated April 9, 2007 (collectively, the "Prospectus"), of the RALI Series 2007-QS10 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-P, Class A-V, Class R, Class M-1, Class M-2 and Class M-3 Certificates.

<center>**PART II – OTHER INFORMATION**</center>

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

      (a)   Documents filed as part of this report.

Exhibit 99.1   December 2007 Monthly Statement to Certificateholders.

      (b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of August 1, 2007, and the Standard Terms of Pooling and Servicing Agreement, dated as of August 1, 2007, among Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to the exhibits with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on September 14, 2007).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of August 31, 2007, between Residential Funding Company, LLC and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on September 14, 2007).

Exhibit 10.3   Custodial Agreement, dated as of August 1, 2007, between Deutsche Bank Trust Company Americas, as trustee, Residential Accredit Loans, Inc., as company, Residential Funding Company, LLC, as master servicer, and Wells Fargo Bank National Association, as custodian (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on September 14, 2007).

Exhibit 10.3   Subsequent Transfer Agreement, dated as of September 12, 2007, between Residential Funding Company, LLC, as seller, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 99.1 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on September 18, 2007).

Exhibit 99.1   December 2007 Monthly Statement to Certificateholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 26, 2007

RALI Series 2007-QS10 Trust
(Issuing entity)

By: Residential Funding Company, LLC,
     as Master Servicer

By: /s/ Darsi Meyer
     Name: Darsi Meyer
     Title: Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS